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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )*

 ________________________________________________

Tribune Publishing Company
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title and Class of Securities)
89703P107
(CUSIP Number)

HEATH FREEMAN
ALDEN GLOBAL CAPITAL LLC
885 Third Avenue
New York, NY 10022
(212) 888-5500
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ◻.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP NO. 89703P107

1	NAME OF REPORTING PERSON Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 11,544,213
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 11,544,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,544,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON IA, OO

Schedule 13D

CUSIP NO. 89703P107

1	NAME OF REPORTING PERSON Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 11,544,213
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 11,544,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,544,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON IN

Schedule 13D

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to Common Stock, $0.01 par value per share (the “Shares”), of Tribune Publishing Company, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 160 N. Stetson Avenue, Chicago, Illinois 60601.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)
Alden Global Capital LLC, a Delaware limited liability company (“Alden”), as the investment manager of Alden Global Opportunities Master Fund, L.P. (“AGOMF”) and Alden Global Value Recovery Master Fund, L.P. (“AGVRMF”, and together with AGOMF, the “Funds”); and

(ii)	Heath Freeman, as the President of Alden

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement that is filed as Exhibit 99.2 to this Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 885 Third Avenue, New York, New York 10022.

(c)           The principal business of Alden is investment management. The principal occupation of Mr. Freeman is serving as the President of Alden.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Alden is a Delaware limited liability company.  Mr. Freeman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased on behalf of the Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in this Schedule 13D.  The aggregate purchase price of the 11,544,213 Shares held directly by the Funds was approximately $145,441,861.96 excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares on behalf of the Funds based on their belief that the Shares represent an attractive investment opportunity.

On November 15, 2019, the Funds entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) by and among Merrick Media, LLC (“Media Seller”), Merrick Venture Management, LLC (“Venture Seller”) and Michael W. Ferro, Jr. (“MWF”, and collectively with Media Seller and Venture Seller, the “Seller Parties”).  Pursuant to the Securities Purchase Agreement, AGOMF purchased an aggregate of 4,535,765 Shares and AGVRMF purchased an aggregate of 4,535,764 Shares from the Seller Parties for a purchase price equal to $13.00 per Share.  In addition, pursuant to the Securities Purchase Agreement, for a period starting from November 15, 2019 and ending on the earlier of (i) the third anniversary of November 15, 2019 and (ii) the date on which the Funds, together with their affiliates, cease to own, directly or indirectly, beneficially or of record, at least 10% of the issued and outstanding Shares, none of the Seller Parties or their affiliates shall, without the prior written consent of the Funds, directly or indirectly, acquire beneficial ownership of any Shares.  The transactions pursuant to the Stock Purchase Agreement closed on November 15, 2019.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.

Going forward, the Reporting Persons may have conversations with members of the Issuer’s management team and members of the Issuer’s Board of Directors (the “Board”) regarding multiple topics, including, but not limited to, corporate governance and the composition of the Board, including potentially seeking Board seats, general business operations and strategic alternatives to promote long-term value for the benefit of all shareholders. The Reporting Persons may engage in communications with one or more officers, members of the Board, representatives, shareholders of the Issuer and other relevant parties regarding the Issuer’s business and certain initiatives, which could include one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported as beneficially owned by each person named herein is based upon 36,023,145 Shares outstanding as of November 5, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

A.	Alden

(a)	Alden, as the investment manager of the Funds, may be deemed the beneficial owner of the 11,544,213 Shares held directly by the Funds.

Percentage: 32.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,544,213
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,544,213

(c)
The disclosure in Item 4 is incorporated herein by reference.  Additional transactions in the Shares on behalf of the Funds during the past 60 days other than as disclosed in Item 4 are set forth in Schedule A and are incorporated herein by reference.

B.	Mr. Freeman

(a)	Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of the 11,544,213 Shares held directly by the Funds.

Percentage: Approximately 32.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,544,213
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,544,213

(c)
The disclosure in Item 4 is incorporated herein by reference.  Additional transactions in the Shares on behalf of the Funds during the past 60 days other than as disclosed in Item 4 are set forth in Schedule A and are incorporated herein by reference.

(d)
The limited partners of (or investors in) each of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of their respective Funds in accordance with their respective limited partnership interests (or investment percentages) in their respective Funds.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure in Item 4 is incorporated herein by reference.

The Securities Purchase Agreement is incorporated by reference as Exhibit 99.1 hereto and is incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Securities Purchase Agreement, dated as of November 15, 2019, by and among Merrick Media, LLC, Merrick Venture Management, LLC, Michael W. Ferro, Jr., Alden Global Opportunities Master Fund, L.P. and Alden Global Value Recovery Master Fund, L.P. (incorporated by reference to Exhibit 8 to the Schedule 13D amendment filed by Merrick Media, LLC, Merrick Venture Management, LLC and Michael W. Ferro, Jr. with the SEC on November 20, 2019).

99.2	Joint Filing Agreement by and among Alden Global Capital LLC and Heath Freeman, dated November 25, 2019.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2019

Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman

SCHEDULE A
TRANSACTIONS
Other than as disclosed elsewhere in this Schedule 13D, the following table sets forth all transactions by the Reporting Persons (on behalf of the Funds) with respect to Shares effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on November 25, 2019. Except as otherwise noted below, all such transactions were purchases of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale
Buy	143,744	$8.4599	10/30/2019
Buy	12,000	$8.8913	10/31/2019
Buy	115,000	$8.9849	11/01/2019
Buy	41,400	$9.2697	11/04/2019
Buy	415,000	$9.2295	11/06/2019
Buy	66,000	$9.5447	11/07/2019
Buy	67,779	$9.4386	11/08/2019
Buy	184,500[1]	$10.9396	11/20/2019
Buy	434,902[1]	$11.6947	11/21/2019
Buy	793,801[1]	$12.5847	11/22/2019
Buy	198,558[1]	$12.9842	11/25/2019
__________________________ 1 Represents block purchase

Exhibit 99.2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, $0.01 par value per share, of Tribune Publishing Company, a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  November 25, 2019

Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman